Attention Business Editors:

Scotiabank’s Senior Executive Vice-President, Global Risk Management, retires – January 20, 2003

Scotiabank today announced that Senior Executive Vice-President, Global Risk Management, John Crean, is retiring from the Bank at the end of next month (February, 2003) after more than 30 years at the Bank. Following his retirement from the Bank, his role will be split between two senior Scotiabank executives, one focusing on global credit risk and the other on market risk.

“John has done a tremendous job for Scotiabank. He has run the credit and risk management functions of the Bank for over 10 years during which time he has introduced significant changes in the structures for evaluating and managing risk. We wish him every success,” said Scotiabank Chairman and CEO, Peter Godsoe.

“We are also delighted to announce the appointment of Warren Walker as EVP, Global Credit Risk Management. Warren has a strong background in banking, finance and credit, and will bring continued strength and discipline to this critical role,” said Mr. Godsoe.

Mr. Walker, currently Executive Vice President, Electronic Delivery, will become Executive Vice President, Global Credit Risk Management, responsible for the global credit risk division, on March 1, 2003.

Mr. Walker joined Scotiabank in 1984 and has held diverse positions in the Branch Network, Executive Offices and Commercial Banking, as well as various credit responsibilities. Mr. Walker was born in Montreal and holds a Master of Business Administration in Finance.

In addition to his current duties, Senior Executive Vice President and Chief Financial Officer, Sabi Marwah, will now also be responsible for market risk, effective March 1, 2003.

Mr. Marwah’s current duties include responsibility for financial control and reporting, taxation, audit, investor relations, general counsel and real estate across the Scotiabank Group. He joined Scotiabank in 1979 and has held successively more senior positions within the Finance Department. He was appointed CFO in 1998.

For further information: Pam Agnew, Scotiabank Public Affairs,
(416) 866-7238